FILE NO. 70-9897
(POS Request for Non-U.S. Trading Authority)
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 POST EFFECTIVE AMENDMENT NO. 4 TO
FORM U-1
APPLICATION / DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
______________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Ventures, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Allegheny Energy Supply Company, L.L.C. 4350 Northern Pike Monroeville, PA 15146-2841
_____________________________
Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:
Thomas K. Henderson, Esq. Vice President and General Counsel Allegheny Energy, Inc 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson, Esq. Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740

Item 1.     Description of the Proposed Transaction

            A.     Introduction

Now comes Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Supply Company, L.L.C. ("AE Supply"),1 a wholly owned generating company subsidiary of Allegheny, Allegheny Ventures, Inc. ("Allegheny Ventures"), a wholly owned non-utility subsidiary of Allegheny, and, Allegheny Energy Service Corporation, a wholly owned service subsidiary of Allegheny ("AESC") (collectively "Applicants"), by this post effective amendment Applicants seek to amend Holding Company Act Release No. 27486 (December 31, 2001) to authorize AESC to engage in trading outside of the United States. The transactions proposed herein fall within Section 13 of the Act, and Rules 24, 54, 90 and 91 under the Act. Applicants request that the Commission issue an order not later than September 1, 2002.

    Requests For Authority

1. Background

In Holding Co. Act Release No. 27101 (November 12, 1999) the Securities and Exchange Commission ("Commission"), among other thing, authorized AE Supply to engage in trading within the United States. Then, in Order No. 27486 the Commission, among other things, authorized AESC to engage in trading, as agent for the newly formed Maryland Corporation "New AE Supply" and its newly merged division Allegheny Energy Global Markets ("AE Global Markets"). In the fourth quarter of 2001, Allegheny Ventures acquired 100% of the outstanding common stock of Fellon-McCord & Associates, Inc., a natural gas and electricity consulting and management services firm and 100% of the partnership interests in Alliance Energy Services, a provider of natural gas supply and transportation services (jointly referred to as "Fellon-McCord / Alliance").2

2. Trading Outside the United States

Applicants, directly and indirectly, now propose to engage in trading and trading related contracting activities outside the United States. Specifically, AESC on behalf of Fellon-McCord / Alliance proposes to engage in trading and trading related contracting activities (including entering into supply and delivery contracts) throughout North America. Additionally, AESC on behalf of AE Global Markets proposes to engage in trading and related contracting activities

1 In Holding Co. Act Release No. 27101 (November 12, 1999) the Commission authorized the formation and financing of AE Supply. AE Supply is a public utility company within the meaning of the Act, but not for purposes of state regulation. All requests for authorization by and for AE Supply herein shall apply to AE Supply and its successor New AE Supply, for so long as New AE Supply remains a subsidiary of Allegheny. All requests for authorization by and for New AE Supply herein shall also apply to AE Supply for so long as AE Supply remains a subsidiary of Allegheny (i.e. prior to the merger into New AE Supply).

2 The transaction qualified for Rule 58 treatment.

throughout North America and Europe. Due to the physical and time differences, AESC may establish and staff trading offices in strategic locations outside the United States.

All trades for AE Supply's AE Global Markets will be consolidated to and reported under New AE Supply. All trades for Allegheny Ventures' Fellon-McCord/Alliance will be consolidated to, and reported under, Allegheny Ventures. None of the proposed trading or trading related contracting activities would affect the financial condition or operations of AESC or any of the Allegheny public utility operating companies. Applicants propose to amend the existing service agreements in the following form:

The Service Agreement by and between AESC and ________________________(Allegheny Ventures or AE Supply) is hereby amended to provide that AESC may, subject to Commission approval, engage in electricity and natural gas trading and trading related contracting activities, both within the United States and outside the United States, on behalf of _____________________ (Allegheny Ventures or AE Supply).

All services will continue to be provided by AESC at cost in accordance with the Act and the Rules under the Act.

Item 2.     Fees, Commissions and Expenses

            Applicants anticipate that total fees, commissions and expenses in connection with the preparation of this Application shall not exceed $10,000. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.     Applicable Statutory Provisions

            Section 13 of the Act and Rules 53, 54, 90 and 91 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration. AESC is a service company approved by the Commission under Section 13 of the Act and Rule 88 under the Act. The proposed addition to the scope of services to be provided by AESC is not contrary to the provisions of the Act. AESC will provide energy trading services to New AE Supply at cost as determined in accordance with Rules 90 and 91.

Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i), in EWGs and FUCOs at December 31, 2001 was approximately $454 million, or approximately 42.4% of Allegheny's consolidated retained earnings of $1,072 million for the four quarters ended December 31, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. In Order No. 27486 (December 31, 2001) the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO. In Order No. 27486 the Commission authorized investment of $2 billion in EWG/FUCO Projects is the equivalent of approximately 196% of consolidated retained earnings as of December 31, 2001.

 Item  4.     Regulatory Approvals

            Other than this Commission, no other state or federal regulatory commission has jurisdiction over the transactions for which authority is sought herein.

Item  5.     Procedure

            It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

 Item 6.     Exhibits and Financial Statements

 (a)        Exhibits

B Form of Service Agreement Amendment

  Information as to Environmental Effects

(a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

(b) Not applicable.

SIGNATURE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Allegheny Energy, Inc. Allegheny Ventures, Inc. Allegheny Energy Supply Company, L.L.C. Allegheny Energy Service Corporation By: /s/ THOMAS K. HENDERSON By: Thomas K. Henderson

Date: May 7, 2002